UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number: 1-9078 NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
The Alpine Group, Inc. Full name of registrant
Former name if applicable
One Meadowlands Plaza Address of principal executive office (Street and number)
East Rutherford, New Jersey 07073 City, state and zip code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Prior to December 11, 2002, the primary operations of The Alpine Group, Inc. (the "Registrant") consisted of the consolidated operations of its then controlled subsidiary, Superior TeleCom Inc. ("Superior"). On March 3, 2003, Superior and its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The Registrant is unable to complete and file its Annual Report on Form 10-K for the year ended December 31, 2002 by March 31, 2003 without unreasonable effort or expense because personnel responsible for the preparation of the Form 10-K as it relates to Superior are also responsible for the preparation of Superior's bankruptcy court filings and related matters and these efforts have diverted their attention from the preparation of the financial information of Superior that is required to be included in the Registrant's Form 10-K. Additionally, on December 11, 2002, in connection with the Registrant's acquisition of certain assets from Superior, certain changes were made with respect to the Registrant's voting interests in Superior such that the Registrant no longer controlled Superior. Accordingly, effective for periods after December 11, 2002, Superior is accounted for under the equity method and is no longer consolidated with the Registrant. Certain aspects relating to the accounting for that transaction are still in the process of being completed. Furthermore, management of Superior has informed the Registrant that audited financial statements of Superior which are required to be filed with the Registrant's Form 10-K pursuant to Rule 3-09 of Regulation S-X will not be available for filing by March 31, 2003 for the reasons stated above.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification.
David S. Aldridge (Name)	(770) (Area Code)	953-8338 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Alpine Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003	/s/ DAVID S. ALDRIDGE David S. Aldridge Chief Financial Officer

PART IV—NARRATIVE

        It is anticipated that there will be a significant change in the results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001. A net loss between $840 million and $880 million is anticipated for 2002 as compared to a net loss of $31 million for 2001. The 2002 loss includes, among other things, a loss from the cumulative effect of a change in accounting principle of $388 million related to the initial adoption of SFAS No. 142, "Goodwill and Other Intangible Assets"and additional pretax goodwill and asset impairment charges of approximately $439 million. The majority of the 2002 loss relates to Company's equity in the results of operations of Superior which were consolidated with the Company's results for periods prior to December 11, 2002. On December 11, 2002, certain changes were made with respect to the Company's voting interests in Superior such that Alpine no longer controlled Superior. Accordingly, effective for periods after December 11, 2002, Superior is accounted for under the equity method and is no longer consolidated with the Company. Additionally, as a result of net losses incurred by Superior in 2002, Alpine had recorded losses in excess of its investment in Superior of over $800 million at December 11, 2002. The Company is not obligated to fund any operating losses of Superior and thus the Company does not expect to record any future losses of Superior until such time as it has a positive investment.